UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

On December 2, 2021, Tantech Holdings Ltd, a British Virgin Islands company (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering (the “Offering”), 21,120,509 common shares (the “Shares”) of the Company, par value $0.001 per share for a public offering price of $0.65 per share. The Company expects to receive approximately $12 million in net proceeds from the Offering after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company also granted the Underwriter an option for a period of 45 days to purchase an additional 3,168,076 common shares solely to cover over-allotments.

In connection with the closing of the Offering on December 6, 2021, the Company issued a press release titled: “Tantech Closes $13.7 Million Underwritten Public Offering of Common Shares” A copy of the press release is furnished herewith as Exhibit 99.1.

Pursuant to the terms of the Underwriting Agreement, the Shares were offered pursuant to a registration statement on Form F-3 (File No. 333-248197) which was filed with the Securities Exchange Commission on August 20, 2020 and was declared effective on August 31, 2020. A final prospectus relating to and describing the terms of the offering has been filed with the Securities and Exchange Commission on December 6, 2021. This report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is attached hereto as Exhibit 1.1. A copy of the opinion of Campbells LLP, as legal counsel to the Company, relating to the legality of the issuance and sale of the Shares in the Offering, is attached hereto as Exhibit 5.1.

The document attached as exhibit 5.1 to this Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on August 20, 2021 (Registration No. 333-248197) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
1.1	Underwriting Agreement by and between Tantech Holdings Ltd and Aegis Capital Corp, dated December 2, 2021
5.1	Opinion of Campbells LLP
23.1	Consent of Campbells LLP (included in Exhibit 5.1)
99.1	Press release titled: “Tantech Closes $13.7 Million Underwritten Public Offering of Common Shares,” dated December 6, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: December 6, 2021	By:	/s/ Wangfeng Yan
Wangfeng Yan
Chief Executive Officer